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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              METALLINE MINING CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    591257100
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [X] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 7 Pages

-----------------------------------------------------
CUSIP No. 591257100
-----------------------------------------------------

========== =====================================================================
  1        NAME OF REPORTING PERSON

           David W. Tice & Associates, LLC - 75-2476962
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
                                                                       (b)   [ ]
           Not Applicable
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------- --- ------------------------------------------------------------
 NUMBER OF      5   SOLE VOTING POWER

  SHARES            -0-
                --- ------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER

  OWNED BY          -0-
                --- ------------------------------------------------------------
    EACH        7   SOLE DISPOSITIVE POWER

 REPORTING          913,887
                --- ------------------------------------------------------------
   PERSON       8   SHARED DISPOSITIVE POWER

    WITH            -0-
----------- --------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            913,887(1)
----------- --------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES (See Instructions)                       [ ]

            Not Applicable
----------- --------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            8.7%(1)
----------- --------------------------------------------------------------------
12          TYPE OF REPORTING PERSON (See Instructions)

            IA
================================================================================

(1) Includes 147,220 shares of Common Stock issuable upon the exercise of immediately exercisable warrants (with the percent ownership calculated based upon an aggregate of 10,368,340 shares outstanding as of January 11, 2003, and assuming the exercise of the warrants to purchase 147,220 shares by the reporting person).


                                Page 2 of 7 Pages

-----------------------------------------------------
CUSIP No. 591257100
-----------------------------------------------------

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Prudent Bear Funds, Inc. - 39-1837741
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
                                                                       (b)   [ ]
           Not Applicable
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Maryland
--------------- --- ------------------------------------------------------------
 NUMBER OF      5   SOLE VOTING POWER

  SHARES            913,887
                --- ------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER

  OWNED BY          -0-
                --- ------------------------------------------------------------
    EACH        7   SOLE DISPOSITIVE POWER

 REPORTING          -0-
                --- ------------------------------------------------------------
   PERSON       8   SHARED DISPOSITIVE POWER

    WITH            -0-
----------- --------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            913,887(1)
----------- --------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES (See Instructions)                       [ ]

            Not Applicable
----------- --------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            8.7%(1)
----------- --------------------------------------------------------------------
12          TYPE OF REPORTING PERSON (See Instructions)

            IV
================================================================================

(1) Includes 147,220 shares of Common Stock issuable upon the exercise of immediately exercisable warrants (with the percent ownership calculated based upon an aggregate of 10,368,340 shares outstanding as of January 11, 2003, and assuming the exercise of the warrants to purchase 147,220 shares by the reporting person).


                                Page 3 of 7 Pages

-----------------------------------------------------
CUSIP No. 591257100
-----------------------------------------------------

     This Amendment No. 1 to the undersigned's Schedule 13G, which was originally filed on February 8, 2002 (the "Schedule 13G") with regard to Metalline Mining Co. (the "Issuer") is being filed to amend Items 2 and 4 of the
Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

     Item 2(a).     Name of Person Filing:
     ----------     ---------------------
                    The persons filing this Schedule 13G are (i) David W. Tice &
                    Associates, LLC, an investment adviser registered under
                    Section 203 of the Investment Advisers Act of 1940 and (ii)
                    Prudent Bear Funds, Inc., an investment company registered under the Investment Company Act of 1940. Attached as
                    Exhibit 1 hereto, which is incorporated by reference herein, is an agreement between David W. Tice & Associates, LLC and
                    Prudent Bear Funds, Inc. that this Schedule 13G is filed on behalf of each of them.

     Item 2(b).     Address of Principal Business Office or, if none, Residence:
     ----------     -----------------------------------------------------------
                    8140 Walnut Hill Lane, Suite 300
                    Dallas, Texas  75231

                    (for both David W. Tice & Associates, LLC and Prudent Bear Funds, Inc.)

     Item 2(c).     Citizenship:
     ----------     -----------
                    David W. Tice & Associates, LLC is a Delaware limited liability company.

                    Prudent Bear Funds, Inc. is a Maryland corporation.

     Item 2(d).     Title of Class of Securities:
     ----------     ----------------------------
                    Common Stock

     Item 2(e).     CUSIP Number:
     ----------     ------------
                    591257100

                                Page 4 of 7 Pages

-----------------------------------------------------
CUSIP No. 591257100
-----------------------------------------------------

     Item 4.        Ownership
     -------        ---------
                    David W. Tice & Associates, LLC
                    -------------------------------
                    (a) Amount Beneficially Owned: 913,887*

                    (b) Percent of Class: 8.7%

                    (c) Number of shares as to which such person has:

                         (i) sole power to vote or to direct the vote: -0-

                         (ii)  shared power to vote or to direct the vote: -0-

                         (iii) sole power to dispose or to direct the
                               disposition of: 913,887

                         (iv) shared power to dispose or to direct the disposition of: -0-

                    Prudent Bear Funds, Inc.
                    ------------------------
                    (a) Amount Beneficially Owned: 913,887*

                    (b) Percent of Class: 8.7%

                    (c) Number of shares as to which such person has:

                         (i)   sole power to vote or to direct the vote:
                               913,887

                         (ii)  shared power to vote or to direct the vote: -0-

                         (iii) sole power to dispose or to direct the
                               disposition of: -0-

                         (iv) shared power to dispose or to direct the disposition of: -0-




-------------------------
* David W. Tice & Associates, LLC and Prudent Bear Funds, Inc. share beneficial ownership over the same 913,887 shares.


                                Page 5 of 7 Pages

-----------------------------------------------------
CUSIP No. 591257100
-----------------------------------------------------

     Item 10.     Certification.
     --------     --------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Exhibits.
     --------

          1. Agreement to file Schedule 13G jointly.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 10, 2003


DAVID W. TICE & ASSOCIATES, LLC


By: /s/ David W. Tice
   ---------------------------------------
       David W. Tice, President


PRUDENT BEAR FUNDS, INC.


By: /s/ David W. Tice
   ---------------------------------------
       David W. Tice, President



                                Page 6 of 7 Pages

-----------------------------------------------------
CUSIP No. 591257100
-----------------------------------------------------

                                    EXHIBIT 1
                                    ---------


     AGREEMENT dated as of February 10, 2003, by and among David W. Tice & Associates, LLC, a Delaware limited liability company, and Prudent Bear Funds, Inc., a Maryland corporation.

     WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the "Act"), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

     NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

     Both David W. Tice & Associates, LLC and Prudent Bear Funds, Inc. hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on
Schedule 13G relating to their ownership of the Common Stock of Metalline Mining Co., and hereby further agree that said Statement shall be filed on behalf of both David W. Tice & Associates, LLC and Prudent Bear Funds, Inc. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a "group" (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of Metalline Mining Co.

     IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

                                         DAVID W. TICE & ASSOCIATES, LLC


                                         By: /s/ David W. Tice
                                            ------------------------------------
                                            David W. Tice, President



                                         PRUDENT BEAR FUNDS, INC.


                                         By: /s/ David W. Tice
                                            ------------------------------------
                                            David W. Tice, President




                                Page 7 of 7 Pages